# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZIM Integrated Shipping Services Ltd., CIK 0001654126
CUSIP: M9T951109
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 9 Andrei Sakharov Street, P.O. Box 15067, Haifa, Israel (L3), 3190500
Date of event which requires filing of this statement: 11/11/2025
Filed by CIK 0002005938
Persons authorized to receive notices and communications: Guy Ben-Ami, Carter Ledyard & Milburn LLP, New York, New York (NY), 10005, 212-238-8658

## Reporting persons
- More Provident Funds & Pension Ltd. (CIK 0002005938): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,586,723; sole dispositive power 0; shared dispositive power 3,586,723; aggregate amount beneficially owned 3,586,723 (2.87% of the class)
- Yaron Shidlo: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0.04; shared voting power 52,000; sole dispositive power 0; shared dispositive power 52,000; aggregate amount beneficially owned 52,000 (0.42% of the class)
- Reading Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,230,000; sole dispositive power 0; shared dispositive power 1,230,000; aggregate amount beneficially owned 1,230,000 (0.98% of the class)
- Tsahi Avraham: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,230,000; sole dispositive power 0; shared dispositive power 1,230,000; aggregate amount beneficially owned 1,230,000 (0.98% of the class)
- Sparta 24 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 961,950; sole dispositive power 0; shared dispositive power 961,950; aggregate amount beneficially owned 961,950 (0.77% of the class)
- Alon Gonen: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 961,950; sole dispositive power 0; shared dispositive power 961,950; aggregate amount beneficially owned 961,950 (0.77% of the class)
- Dan Tzafrir: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 75,000; sole dispositive power 0; shared dispositive power 75,000; aggregate amount beneficially owned 75,000 (0.06% of the class)
- Davidian Brosh Entrepreneurship Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 75,000; sole dispositive power 0; shared dispositive power 75,000; aggregate amount beneficially owned 75,000 (0.06% of the class)
- Haim Davidian: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 75,000; sole dispositive power 0; shared dispositive power 75,000; aggregate amount beneficially owned 75,000 (0.06% of the class)
- Avraham Bekel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,622,369; sole dispositive power 0; shared dispositive power 1,622,369; aggregate amount beneficially owned 1,622,369 (1.3% of the class)
- Idan Bakal: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 190,000; sole dispositive power 0; shared dispositive power 190,000; aggregate amount beneficially owned 190,000 (0.15% of the class)
- Shira Bakal: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 105,000; sole dispositive power 0; shared dispositive power 105,000; aggregate amount beneficially owned 105,000 (0.08% of the class)
- YD More Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,586,723; sole dispositive power 0; shared dispositive power 3,586,723; aggregate amount beneficially owned 3,586,723 (2.87% of the class)
- BYM Mor Investment Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,586,723; sole dispositive power 0; shared dispositive power 3,586,723; aggregate amount beneficially owned 3,586,723 (2.87% of the class)
- Yosef Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,586,723; sole dispositive power 0; shared dispositive power 3,586,723; aggregate amount beneficially owned 3,586,723 (2.87% of the class)
- Creative Value Capital Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,000; sole dispositive power 0; shared dispositive power 26,000; aggregate amount beneficially owned 26,000 (0.02% of the class)
- Daniel Saar: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,000; sole dispositive power 0; shared dispositive power 26,000; aggregate amount beneficially owned 26,000 (0.02% of the class)
- Neva Sebal Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,852,035; sole dispositive power 0; shared dispositive power 1,852,035; aggregate amount beneficially owned 1,852,035 (1.48% of the class)
- Gadi Hazan: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,852,035; sole dispositive power 0; shared dispositive power 1,852,035; aggregate amount beneficially owned 1,852,035 (1.48% of the class)
- Carmit Shemesh: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 55,631; sole dispositive power 0; shared dispositive power 55,631; aggregate amount beneficially owned 55,631 (0.04% of the class)
- Rotem Shimoni: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 43,635; sole dispositive power 0; shared dispositive power 43,635; aggregate amount beneficially owned 43,635 (0.03% of the class)
- Barak Capital Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 551,980; sole dispositive power 0; shared dispositive power 551,980; aggregate amount beneficially owned 551,980 (0.44% of the class)
- Eyal Shlomo Bakshi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 551,980; sole dispositive power 0; shared dispositive power 551,980; aggregate amount beneficially owned 551,980 (0.44% of the class)
- Roni-Bracha Bakshi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 551,980; sole dispositive power 0; shared dispositive power 551,980; aggregate amount beneficially owned 551,980 (0.44% of the class)
- Ran Gritzerstein: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 37,600; sole dispositive power 0; shared dispositive power 37,600; aggregate amount beneficially owned 37,600 (0.03% of the class)
- Idea LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 328,000; sole dispositive power 0; shared dispositive power 328,000; aggregate amount beneficially owned 328,000 (0.26% of the class)
- Arkin Hedge Fund GP Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 328,000; sole dispositive power 0; shared dispositive power 328,000; aggregate amount beneficially owned 328,000 (0.26% of the class)
- Moshe Arkin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 328,000; sole dispositive power 0; shared dispositive power 328,000; aggregate amount beneficially owned 328,000 (0.26% of the class)
- Mazuz and Wieselberger Genesis Investments, Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 24,000; sole dispositive power 0; shared dispositive power 24,000; aggregate amount beneficially owned 24,000 (0.02% of the class)
- Moshe Shemesh: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 145,000; sole dispositive power 0; shared dispositive power 145,000; aggregate amount beneficially owned 145,000 (0.12% of the class)
- SIMON SIVAN: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 145,000; sole dispositive power 0; shared dispositive power 145,000; aggregate amount beneficially owned 145,000 (0.12% of the class)
- YAZ investment and properties LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,000; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (0.03% of the class)
- Yehuda Zadik: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,000; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (0.03% of the class)
- Matan Har Noy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 30,000; sole dispositive power 0; shared dispositive power 30,000; aggregate amount beneficially owned 30,000 (0.02% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: ZIM Integrated Shipping Services Ltd.
Address of issuer's principal executive offices: 9 Andrei Sakharov Street, P.O. Box 15067, Haifa, Israel (L3), 3190500

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by the persons or entities listed under Exhibit 1 (collectively, "we" or "us"). The filers of this statement are collectively referred to herein as the "Group."

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The names of the Reporting Persons are listed under the cover tables and under Exhibit 1.
Residence or business address: The residence or business addresses of the Reporting Persons are listed under Exhibit 1.
Present principal occupation or employment: The principal occupation or employment of the Reporting Persons, and address of such corporation or organization, are listed under Exhibit 1.
Criminal convictions in the last five years: During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule B, attached hereto and incorporated herein by reference.
Citizenship: The citizenship or place of organization of the Reporting Persons is Israel (except IDEA LP organized under the Cayman Islands).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired the Ordinary Shares from working capital and in the ordinary course of business from time to time.

All or part of the shares of Ordinary Shares owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

## Item 4. Purpose of Transaction
Purpose of transaction:
We hope to work with management and the board to maximize shareholder value.

Our purpose in acquiring shares of Ordinary Shares of the Issuer is to profit from the appreciation in the market price of the shares of Ordinary Shares. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Ordinary Shares.

Members of the Group may seek to make additional purchases or sales of Ordinary Shares. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

On November 11, 2025, the Group filed a request with the Issuer's Board of Directors for the inclusion of its proposal in the agenda of the Company's general meeting for the appointment of three new candidates to the Board of Directors: Dr. (CPA) Keren Bar-Hava, Mr. Ron Hadassi and Mr. Ran Gritzerstein.

In its letter, the Group insisted that a revision to the composition of the board of directors would help preserve and faithfully serve the interests of all shareholders. increasing the value of its shares.

On December 10, 2025, the Group followed with a position statement to the general meeting asking to appoint the three directors. The position statement is attached hereto as Exhibit 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The members of the Group beneficially own an aggregate of 11,031,923 ordinary shares of the Issuer. The percentages used in this filing are calculated based on 125,000,000 ordinary shares outstanding as of December 10, 2025, as reported in the Issuer's proxy statement. The purchases and sales of ordinary shares reported in this item, if any, were made in open-market transactions.

The Group may be deemed to beneficially own 11,031,923 ordinary shares, constituting approximately 8.83% of the Ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Reporting Persons may be deemed to share the power to vote and dispose of the 11,031,923 of the Ordinary shares owned in the aggregate by the Group.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold Ordinary Shares, reported on this Schedule 13D) is the beneficial owner of the Ordinary Shares of the Group referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Within the past sixty days, each of the Reporting Person purchased or sold ordinary shares in the open market as set forth in Schedule B, attached hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the ordinary shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, and the powers of attorney given to Ophir Naor and the Naor-Gersht, Israeli law firm to approach the Issuer's Board and file the position statement and ask the public to vote for certain directors, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between the Group, which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - List of Reporting Persons

Schedule B - Transactions in Securities

Exhibit 1 - Joint Filing Agreement, dated December 10, 2025

Exhibit 2 - Position statement dated December 9, 2025

Exhibit 3 - Power of Attorney dated November 10, 2025

## Signatures
- More Provident Funds & Pension Ltd.: /s/ *, More Provident Funds & Pension Ltd. (12/30/2025)
- Yaron Shidlo: /s/ *, Yaron Shidlo (12/30/2025)
- Reading Capital Ltd.: /s/ *, Reading Capital Ltd. (12/30/2025)
- Tsahi Avraham: /s/ *, Tsahi Avraham (12/30/2025)
- Sparta 24 Ltd.: /s/ *, Sparta 24 Ltd. (12/30/2025)
- Alon Gonen: /s/ *, Alon Gonen (12/30/2025)
- Dan Tzafrir: /s/ *, Dan Tzafrir (12/30/2025)
- Davidian Brosh Entrepreneurship Ltd.: /s/ *, Davidian Brosh Entrepreneurship Ltd. (12/30/2025)
- Haim Davidian: /s/ *, Haim Davidian (12/30/2025)
- Avraham Bekel: /s/ *, Avraham Bekel (12/30/2025)
- Idan Bakal: /s/ *, Idan Bakal (12/30/2025)
- Shira Bakal: /s/ *, Shira Bakal (12/30/2025)
- YD More Investments Ltd.: /s/ *, YD More Investments Ltd. (12/30/2025)
- BYM Mor Investment Ltd.: /s/ *, BYM Mor Investment Ltd. (12/30/2025)
- Yosef Meirov: /s/ *, Yosef Meirov (12/30/2025)
- Creative Value Capital Limited Partnership: /s/ *, Creative Value Capital Limited Partnership (12/30/2025)
- Daniel Saar: /s/ *, Daniel Saar (12/30/2025)
- Neva Sebal Ltd.: /s/ *, Neva Sebal Ltd. (12/30/2025)
- Gadi Hazan: /s/ *, Gadi Hazan (12/30/2025)
- Carmit Shemesh: /s/ *, Carmit Shemesh (12/30/2025)
- Rotem Shimoni: /s/ *, Rotem Shimoni (12/30/2025)
- Barak Capital Investments Ltd.: /s/ *, Barak Capital Investments Ltd. (12/30/2025)
- Eyal Shlomo Bakshi: /s/ *, Eyal Shlomo Bakshi (12/30/2025)
- Roni-Bracha Bakshi: /s/ *, Roni-Bracha Bakshi (12/30/2025)
- Ran Gritzerstein: /s/ *, Ran Gritzerstein (12/30/2025)
- Idea LP: /s/ *, Idea LP (12/30/2025)
- Arkin Hedge Fund GP Ltd.: /s/ *, Arkin Hedge Fund GP Ltd. (12/30/2025)
- Moshe Arkin: /s/ *, Moshe Arkin (12/30/2025)
- Mazuz and Wieselberger Genesis Investments, Limited Partnership: /s/ *, Mazuz and Wieselberger Genesis Investments, Limited Partnership (12/30/2025)
- Moshe Shemesh: /s/ *, Moshe Shemesh (12/30/2025)
- SIMON SIVAN: /s/ *, SIMON SIVAN (12/30/2025)
- YAZ investment and properties LTD: /s/ *, YAZ investment and properties LTD (12/30/2025)
- YAZ investment and properties LTD: /s/ *, YAZ investment and properties LTD (12/30/2025)
- Yehuda Zadik: /s/ *, Yehuda Zadik (12/30/2025)
- Matan Har Noy: /s/ *, Matan Har Noy (12/30/2025)
Comment: * This Schedule 13D was executed by Ophir Naor on behalf of the individuals listed above pursuant to Power of Attorney, copies of which are attached as Exhibit 3.